Deal Highlights


Elizabeth Peyton
(b. 1965)
View All (2)

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Initial Offering	$854,000
Painting	Max (1996)
Dimensions	12 x 9
Progress	13%

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Artist Overview

About Elizabeth Peyton



Elizabeth Peyton is one of the most celebrated contemporary American portraitists working today, widely credited with inspiring a new wave of figurative painting.

She's particularly well-known for her intimate, small-scale portraits of cultural icons, rock stars, and close friends. Peyton has seen consistent institutional acclaim, and her auction market has begun to reflect her museum success—she finished 2025 with a career-high annual turnover of $12.7 million and a new auction record of $2.8 million set at Christie's in November.

22.9% Total Return

In March 2026, we successfully exited an Elizabeth Peyton painting, which delivered investors a 22.9% total net return after a holding period of 17 days.

Offering Size	$1,166,000
Sold For	$1,500,000
Days Held	17
Profit from $10K Investment	$2,290 after all fees

Record Price Growth

26%

Elizabeth Peyton's market has seen significant growth in recent years, with a 26% Annual Record Price Growth Rate based on data from 2000 to 2025.



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Offering Details

Exhibited at MoMA

Our portrait was featured in exhibitions at the MoMA, New Museum, and more. We believe this kind of compelling provenance will attract collector demand when we look for a seller long-term.



MoMA

Peyton's Most Desirable Period

This painting was made in 1996, when Peyton was solidifying her place as one of the most important young portraitists of her generation. 8 of Peyton's top 10 auction prices were painted during the mid- to late-90s featuring different scales and...



Important Subject

This painting is a deeply personal, intimate portrait of the son of Peyton's close friend and gallerist Gavin Brown, a gallerist who was instrumental in Peyton's rise to success.



Peyton's Intimate Scale

Unlike some artists, Peyton's work is prized for its intimate detail and small scale, aspects that convey a warm familiarity with her subjects. Our portrait, at 12 x 9 inches, exemplifies her intimate scale.

